Exhibit 99.5

INFOSYS TECHNOLOGIES
Q2 FY05 INVESTOR EARNINGS CALL
OCTOBER 12, 2004

Moderator: Good morning ladies and gentlemen, welcome to the Infosys Technologies Investor conference call for the quarter ended September 30, 2004. At this time, all participants are in a listen - only mode. Later we will conduct a question and answer session. Please note that this conference is being recorded. If you do not wish to be recorded, please disconnect now. I will now like to hand over the call to Mr. Sandeep Shah, General Manager of investor relations. Mr. Shah you may begin.

Sandeep Shah: Thank you Sandra. Good morning and hello ladies and gentlemen. Thank you for joining us to discuss results of our quarter ended September 30, 2004. I hope all of you have had a chance to read our press release and fact sheets that are also posted on our web site at www.infosys.com. I have with me today in the conference room in Bangalore, Nandan Nilekani, President and CEO, [not audible] members of senior management team. We will begin with some comments from the management on the results of the quarter and we will open up the call for participants. Before I hand over the call I have one duty to perform in reminding you anything that we say today with reference to the outlook for the future would be a forward-looking statement and subject to risk such as those listed by us in our filings with SEC. The filings can be accessed at SEC website at www.sec.gov. With that I turn the call over to Bangalore, Nandan Nilekani.

Nandan: Thanks Sandeep and I would like to welcome all of you to this call. The analyst call for the second quarter of FY 2005. We are happy to announce the results. We have revised our guidance upwards. We expect now that our revenue for the year is going to grow between 46-47%. For the second quarter, our revenues were at $379 million, which is up 51% from the corresponding quarter in the last fiscal and our earning per ADS has increased to 36 cents from 25 cents in the corresponding quarter last fiscal. This is after adjusting for the 2:1 stock dividend, which we did in July 2004. This quarter also has some notable landmarks. We added 32 new clients across Infosys and all its subsidiaries. This quarter was a record in terms of new employee addition. We added 5010 net employees for the quarter taking the total employee strength for Infosys and its subsidiaries to over 32,949 employees. We believe that the growth that we have shown and the growth that we have forecast for the year is proof of what we have been arguing for quite sometime that offshoring is now a mega trend in the industry and as more and more companies leverage the relationship with Infosys to increase their global competitiveness, we think that this is a trend which is going to continue, and not only it is a trend which is going to help Infosys to grow, it is also a trend which has huge implications for the current structure and formation of the industry. At Infosys, our focus is on combining scalability and you saw the various measure of scalability, the number of people we hired, the fact that we are building 3.5 million square feet of office space, the fact that we process a million application, the fact that we hired 5000 people in a quarter. These are all instruments or these are all metrics that measure our scalability. But just as we are using scalability to establish rapid growth, as you are aware, we are now focussing on creating better business value, better client value through differentiation and here as you know we have made a number of investments, the most prominent being the $20 million investment in Infosys Consulting, which we believe will enable us to create what we think is the template of the company of the future, which is something which combines the best of global delivery with the best of world class consulting. So, I think this quarter’s result is one more reaffirmation of our strategic intent, one more reaffirmation of the offshoring trend, and I think it is also reaffirmation of the Infosys’ ability to execute with excellence in all dimensions of its business. With this, I will hand over to my colleague Kris Gopalakrishnan to say a few words and then hand over to Mr. Mohandas Pai.

Kris Gopalakrishnan: Thanks Nandan. Looking at geographical breakup of revenues, Europe and the rest of the world continues to be our focus areas in terms of growing non - North Americans revenues. In the last 12 months, Europe has gone from 18% of revenues to 21.4% of revenues. Rest of the world has gone up from 6.5% of revenues to 11.7%. Rest of world contains Infosys Australia and we did an acquisition in Infosys Australia. Our utilization excluding trainees is a healthy 81%, including trainees it is 71.4%. We brought in lot of people at entry level who are undergoing training. The campus recruits normally join between June and September in India. There is no change in the ratio of fixed price versus time and material projects from last quarter to this quarter. Fixed priced projects are 29.7% of revenues. We saw a significant increase in offshore effort. Offshore effort has gone to 68.5% of the total effort, onsite coming down to 31.5%. So this is as a results of a proactive initiative we had taken over the last few quarters to move some work offshore. Offshore is beneficial to Infosys as well as to our clients. We saw increase in the number of 40-million-dollar clients from 5 to 7. Number of 30-million-dollar clients from 8 to 10, and the number of million - dollar clients have gone up from 141 to 146. The contribution of revenues from top client is 5.5%, top 5 clients is 21.6, and top 10 clients is 34.7; around the same percentage from previous quarters. So that has not increased. We have added 32 new clients this quarter. Growth has come in all the vertical industries in which we are operating. One sector which stands out is probably telecom, which is seeing some revival in growth. We have significantly invested in growing this by diversifying from product companies to services companies. The revenue from this sector over the last 12 months has gone from 15.2% of revenues to 18% of revenues. We have invested about $7.5 million in various business plans, product development in the banking business unit, the Infosys Consulting initiative, China initiative, etc. This is about 1.1% of revenues in this half. So we are continuing to invest in the future of the company. Nandan already talked about investment in infrastructure. We have 3.5 million square feet of infrastructure under development, which can take on an additional 15,000 employees. We have scaled up our recruitment, training, etc., to bring in 5000 employees in one quarter. This is equal to, almost equal to, the total number of employees we hired in the financial year 2003. In financial year 2003, we hired about 5100 employees. So in just one quarter we have hired 5010 employees this financial year. Mohan…

Mohandas Pai: Thank you Kris. Folks, revenues were $378.6 million as against $334.6, a sequential increase of 13.1%. Gross margin for this quarter was 43.6% as against 43.4% the previous quarter. We do not see a trend in increase in gross margin except to say that there has been a slight uptake due to many reasons, one of which is the fact that more work has moved offshore. SG&A expenses are 15% as against 14.7%. Sales and marketing has gone up to 7% as against 6.8%. G&A is at 8% as against 7.8% of revenues the previous quarter. The uptake in G&A is primarily because of certain consulting charges we paid to a global consultant for an initiative that we had in the corporation this quarter and it is not a trend. Our income before income taxes has gone up to 30.2% as against 28.6%, the reason is that non - operating income is at 1.7% as against 0.1%. The last quarter, we had a negative impact of marking to market all our forex exposure hedges, which resulted in a negative income of 6.8 under non - operating income. In this quarter, we have a positive impact of $1.4 million, and that is why non - operating income has gone up to 1.7. Operating income is at 28.5 this quarter as against 28.7 the previous quarter. The tax provision has gone up to 4.7% of revenues effectively 15.5% of pre tax as against 13.3% because of the tax on non - operating income. There has also been a slight uptake in the taxes payable in India on the income chargeable to Indian corporate tax because of a cess levied by the government, which is marginal, otherwise we stick to our full year forecast that taxes will be 4.3% of revenues or around 14 - 14.5%, for the full year we hope to see such an average. So the story is that we have had a great quarter. Margins have been stable. Pricing has been stable. We have seen a slight uptake in the prices from our new clients as also a slight uptake because in renegotiation with the existing clients where some contracts have come up for renewal, and in this quarter onsite prices have gone up by 1.7% and offshore by 0.7%. We do not think that is a very, is a trend upwards, except to say pricing is stable with an upward bias. We do not see any great discounting in the market place or unstable prices. Pricing has been stable with an upward bias. If you look at our guidance for the next quarter, we have said that the next quarter guidance will be between $407 - 411 million, and the reason for the guidance at 7.9% sequential growth rate in the revenues as compared to 13.1% in Q2, and 10.5% in Q1 is that in the current quarter, that is, Q3, there are lesser number of working days because of the Christmas holidays and the run up to the new year, and this is having an impact of about 3.1% on total revenues. We have estimated that the EPS in terms of the guidance would go up to about 38 cents for the third quarter, and you would notice that 38 cents would be equal to a net income of 24.5% as against 25.5% that was earned in Q2. The reason for the small decline of 1% lies in the fact that this quarter, that is Q3, we are spending $5 million more than we spent in Q2 on our business plan expenditure as per the initial indication made by us. We had stated that we are going to spend $32 million on business initiatives and R&D initiatives in our banking unit and this is part of this. We are accelerating the spending in Q3 and that has a marginal impact on our net income. Apart from that the prices and margins are expected to be stable. Thank you very much and we will now be happy to answer any questions that you might have.

Moderator: Thank you. We will now begin the question and answer session. If you have any question you will need to press *1 on your touchtone phone. You will hear an acknowledgement, please thank you. If your question has been answered and you wish to be removed from the queue, please press the “pound” sign. Your questions will be queued in the order that they are received. If you are using a speakerphone, please pick up the handset before pressing the numbers. Once again, if there are any questions, please press *1 on your touchtone phone. The first question is from Moshik from SG (inaudible). Please speak your question.

Moshik: Hi, a great quarter. I have a couple of questions. One on your, during your earlier call you mentioned a 4 - 5% bill rate increases. Maybe you can comment on that and maybe, what is your view in terms of the sustainability of some of the pricing flexibility that you are seeing in the market? Next, it seems that we have seen a year - over - year growth acceleration in terms of North American comparisons in terms of revenue growth. Maybe you can comment on that. And then maybe you can comment about wage inflation and turnover for the quarter, and then do you have any views about wage inflation looking into 2005? And finally, maybe you can talk about your future plans for increasing the ADR floats here in the US? Thank you.

Basab Pradhan: Okay, Hi! This Basab Pradhan, Head of Sales. I will take the first two questions. The first one was on pricing and the second one was on the share of business from North America. On the pricing, in the last few months, we have seen new MSAs, I mean MSAs with new clients, they have been done at a 4 - 5% premium over our average MSA rates. We hope and expect that the new clients that we signed on will continue to be at this higher level. However, our existing clients, the rate increases there will have to really follow a cycle of contract expiry and renegotiation, and that will happen when, at the right times when the contract expires and it needs to be renegotiated. And our attempt at that time will be to fine tune, to tune those rates to come at or about the average rates for the contracts that are below them and to seek some rate increases for the contracts that are already above average rates. So that is, you know, that is basically the direction we will be going in on rates on, MSA rates for clients. Now, this does not, I did not talk about our service mix and all the work we are doing and expanding into services that have higher bill rates and so on. And that is actually bearing, that is being very successful and we hope to see some bill rate increases because of that as well. Into your next question on the share of revenue from North America, this quarter does give us a feeling that, you know, there is a bounce back in the North American business but I would just caution before we read too much into that, we still expect our European and rest of the world business to grow faster than the North American business simply because of the flow of large numbers. North America is more than 70% of our business. If you look at last 12 months growth rates, North America is 30.1% growth over the same period in the previous year. Europe is 72.4% and the rest of the world is 127.2%. So that is a fair bit of difference there. We expect that to continue. We did have a quarter in the past where we had a blip in the North American business, which as we pointed out in the earnings call was due to a particular dip, a dip in a particular client, which since has been corrected. So it was not really a trend there. So that is as far as the North American share of business is concerned. I will hand over to Mohan for the other questions.

Mohandas Pai: There are two questions left; one is on wage inflation, other is on the ADR. On the issue of wage inflation, our position has been and remains based upon factual evidence that there is wage inflation at the middle level because of growth. There is not much wage inflation at the entry level, it is relatively flat. We are able to source a lot of talent. However, we need to invest in training such talent, and the situation has not changed. As regards the ADR, at the time of the listing around end July last year we had said that we will not do an ADR for 18-24 months from the date of the listing and that position remains true even today. Thank you.

Moshik: Mohan, can you comment some about turnover and all that, thanks.

Hema Ravichanda: The attrition percentage is 10.8% for Infosys Technology. It is flat. In fact there is a slight dip from the last quarter.

Moshik: Thank you.

Moderator: The next question is from (inaudible). Sir, please state your question.

Male participant: Thank you, a great quarter. I just had one question. We want to keep it or if Nandan could talk more about the turnover at the senior level, we have heard some rumblings about, you know, management turnover across the industry, across both sides, both offshore companies hiring from the multinationals and vice-a-versa. So if you could provide some clarity on that issue that will be helpful. Thank you.

Hema Ravichanda: We are not seeing significant turnover at the senior levels. It is very much in keeping with the industry trends. People have left, if they have, to start off their own companies or to run a consulting business of their own. Some of them have joined other companies, but it is very much in keeping with the trend in Infosys in the overall number percentage, it is lower than the attrition percentage which we have at junior levels, and in tier I, and high leaders, it is hardly anything.

Male participant: Okay, thank you.

Moderator: The next question is from Deep Choudary from Mid West Research. Please state you question.

Deep Choudary: Thank you. Congratulations on a fabulous execution here. Two questions; first regarding the packaged application implementation. I was thinking if you can give us some color like what are the customers doing and how is Infosys adding value. The second question I have is on your banking product, some of my research is showing the pilots that you are running have a lot of passion. I was wondering when do you think you can monetise the initial pilots and also some competitive reaction that may be happening, because you are entering the product rather than just pure services. Any dynamics on that will also be appreciated. Thank you.

Basab Pradhan: I will take the package implementation question. Our enterprise solutions practice which is what has been entrusted with the package implementation business is actually where we think we heard the incumbent consulting firms the most, because that is really the sweet spot of the big consulting system integrators. We have, in the past few years, that has been one of, actually the highest growth service. It is now also one of the two largest units practices in the company. We have basically created a model of delivering package implementation in the global delivery model, which is extremely disruptive to the incumbents. There is a huge play there on the bill rates that they have and the bill rates at which we can make handsome margins, and we are taking full advantage of that. And this is across the board, all industries and all geographies. Shib would you want to add anything to that?

Shibulal: Yeah, actually. Some of the activities, which we do, are, you know, we do full end-to-end implementation. We do version upgrade and we also do multicountry roll out for some of the customers who have operations across the board. It is all global roll out, and it also involves the standardization of one single template in multiple countries and localizing them for the local needs.

Deep Choudary: And regarding your banking product, when do you think the palate can be converted to moneymaking machines?

Kris Gopalakrishnan: Our banking business unit has been in existence for quite a number of years. Products constitute 2.9% of revenues. In that sense it is a very small group within the company. Having said that, we are making significant progress. It is one of the leading banking product in India with over 70% market share in the large banks. It is also, you know, gaining market share in certain geographies, you know, developing markets like Sri Lanka, Nepal, Nigeria, you know, in Asia and African markets, and also moving into developed markets like Europe and US. We are investing in this product, we are investing about $10 million in internationalizing this product for the developed markets and adding new features, and in the product space, the revenue recognition happens as the product is implemented and used. So there is some tail to the product revenue. Plus, of course, we get maintenance revenue from the product also.

Deep Choudary: Excellent, thank you.

Moderator: The next question is from Joseph Bathy from Jefferey’s. Please state your question.

Joseph: Yes, a couple of questions here. Clearly from top line acceleration here this quarter, if you could comment on if you are seeing any leverage in the top line this quarter perhaps from may be some bill rates increases passing into the business over the top line strictly bringing your growth. And secondly if you could comment a little bit on the mix moving offshore  -  if we continue to see that as a trend and what would be driving that. And then thirdly, if you could talk a little bit about if you are seeing any more business risks to the business, given the significant hiring this quarter and [not audible] the manager, so many new programmers [not audible] on a head count basis. Thank you.

Shibulal: I will comment on the offshore part. There has been a lot of focus on moving work offshore over the last few quarters, so that is in fact a result of a lot of activities which we have done over last few months. We also believe that that is one of the ways we can add higher and higher value to our customers as well as to Infosys. It is also important to note that some of the new services likes testing, which is predominantly offshore centric where we can have offshore effort of may be 80 - 90%, is growing at a faster pace. If you look at it last quarter, testing was about 5.3% of the revenue, this quarter it is about 5.7%. So, the portfolio mix coupled with focus on moving work offshore has resulted in current numbers. Thank you. Mohan....

Mohandas Pai: You asked a question about the pricing impact in this quarter’s revenue. For the onsite part, prices have been up by 1.7% sequentially. Offshore has been up by 0.7%; however, since more work has been done offshore because of volume growth at 15.3% offshore as against 7.1% onsite, the blended rate has slightly come down because the mix has changed. So, it essentially means that offshore revenues sequentially have grown by 15.1% for software services, onsite revenues have grown by 8.9%, and the revenue for services has grown to $358.33 million out of $379 million, the balance coming from products and the BPO business. So the revenues have grown by 12.2% sequentially and there has been an uptake in pricing.

Kris Gopalakrishnan: Now regarding the last question on risks because of our size, we have been doing a lot of things over the years in terms of creating systems, processes to scale the organization, to manage this growth from quality system, use of quality systems, use of systems to manage every single process including our software development process, recruitment process, training, etc., creation of a cadre of managers and leaders through our internal training programs, you know we have three separate training programs; one in terms of technology and methodology, second in terms of managerial training, and third in terms of leadership training. So we have looked at what are the possible risks as we scale up and we have tried to create an organization, which can scale up, and the proof of the pudding is in eating right? So, you can see that we have been able to recruit 5010, assimilate them, we have been able to maintain the margins, and have significant facilities in construction in work - in - progress and things like that. Our repeat business also is very high, 96.3% is repeat business.

Joseph: Thank you and then maybe just one quick followup. You know clearly a very large net higher numbers here in the quarter, but would your expectations be on transferring these people to billable assignments and what kind of time line might you be looking at?

Kris Gopalakrishnan: See most of them undergo 3-1/2 months training when they join the company and then they get absorbed into projects over next three to six months, depending on business.

Joseph: Thank you.

Moderator: The next question is from David Grossman from Thomas Weisel Partners, please state your question.

David Grossman: Thank you, you know I am looking at the guide vis-à-vis the actual results for the quarter, can you, you know help us understand what the upside as conservatism entering the quarter with some concerns perhaps around your selection and how that may impact that it may have or perhaps you could give us some insight into your guidance vis-à-vis the actual results for the quarter.

Kris Gopalakrishnan: Outwardly may be the clients are reluctant to talk about what they doing, but you can see from the growth numbers that they are significantly moving work towards offshore either through work they work they do with Infosys or setting up captive units and things like that, so businesses have embraced offshore in a big way and it’s primarily due to the economic benefits they drive without any loss of quality it increases the flexibility and all the normal reasons why you know this has become a big trend today. We are not seeing an impact on the business though, you know in the public eye this is being discussed in the political arena it is being discussed.

David Grossman: So you did not see anything particularly in the quarter that brought the higher results would be driving acceleration as the trend offshore in your business other than, I guess the pricing increase that you talked about earlier.

Kris Gopalakrishnan: Yeah, we are not seeing negative now see its always possible that, you know, something could trigger some legislative changes or things like that, now you cannot completely predict these things are control these things. So that risk is always there, public opinion can change or influence business in the future, but right now we don’t see anything.

David Grossman: Then may be at first you can talk a little about the H1B situation, I mean obviously it looks like the entire allotment may have been absorbed you know immediately in the new fiscal year and obviously you have a pipeline of visa to accommodate your growth this year but just looking into fiscal ‘06 and beyond can you help us better understand, you know some of the options available to, if in fact the H1B visa situation becomes [not audible].

Kris Gopalakrishnan: Yeah, it’s an interesting situation. We have anticipated in some sense that at some point it will get exhausted, last year I think it went through February, this year on the first day itself it got exhausted, also the numbers have come down, effectively there are I believe about 58,000 or 59,000 H1s available. We have the requested number of visas for the next twelve months right now. The utilization is about 55% in terms of the total number of visas we have. So, we have some flexibility here, these visas are valid for 3 years to 6 years, so there is some flexibility. Now going forward you know we have to plan we have to prepare ourselves, what we have done is as part of our scalability initiative we have created systems, we have captured every employee’s employment data electronically such that these applications can be filed or printed in the US online etc., and reduce the time taken to apply, then it goes into the processing and things like that and you know that takes its own time, but whatever we can do internally to prepare ourselves we have done.

David Grossman: What is the right now I guess specifically you know should we expect different facts you know the demand for visas continuing

[not audible]

Kris Gopalakrishnan: One of course, we prepare ourselves and try and anticipate and apply. But probably a longer trend is that more businesses will go offshore, or offshore effort will go up. We will be recruiting, more employees in local market, which we are already starting to do. We will do campus recruitment. One clarification is that this does not cover portability. We can move people from one location to the other. Flexibility is available. If we recruit a new HI person in the US, we can move the person with the visa to a new company. Some of the unintended consequences will be that companies in the US embracing offshore in a faster way and significant way, working with companies like the Infosys, setting up captive units. Some of the companies have faced the situation that they are not able to recruit in the campuses because they cannot get an H1 visa for the person, so what happens is now they will instead of recruiting in the US, they will recruit in India and setup offshore research facilities, offshore centers, etc., that could be an unintended consequence of limiting the H1 visas. There is also pressure from the industry in the US to increase the limit as you now.

David Grossman: Actually can you just provide us an update as of the end of September what the number of visas you had both in inventory as well as in process?

Kris Gopalakrishnan: We have about 11,000 visas, which is including H, L, etc., and currently the utilization is about 55%.

David Grossman: Okay.

Kris Gopalakrishnan: See at any point, David, we have about you now 30% of the employees outside on project you now short - term assignments etc. About 65% of our business comes from US, so you can calculate you now how many people, you know it comes, it really comes to about 6000, so that is the 55%.

David Grossman: Okay thank you, and I am wondering Mohan, looking at your guidance for the year I assume that is basic EPS guidance, is that correct?

Mohandas Pai: Yes David, we always give the basic EPS because the guide, yes.

David Grossman: So would that normally kind of adjust to about $1.42 for the [not audible].

Mohandas Pai: Well the guidance is a $1.46 for this year; I mean I am talking about our financial year that is March’05.

David Grossman: Right, and then I am just wondering on a fully diluted basis is it about a still running about penny a share?

Mohandas Pai: Yes.

David Grossman: Per quarter?

Mohandas Pai: Yes it is running at about a penny and half, yes.

David Grossman: Okay just one last question, could you provide Mohan just what the Progeon revenues were for the quarter?

Mohandas Pai: Yes, I will talk about Progeon. Let me give the revenues of all the subsidiaries: Progeon did $9.12 million in Q2 as against $7.16 million. For the full year they are expected to do around $36.5 to $38 million. In Q2, Progeon earned a net income of $1.13 million as compared to a deficit of $900,000 the previous quarter, so there has been a turnaround. The turnaround has been because last quarter they had an impact of a forex movement against them and this quarter there is a slight positive and that has been part of the turnaround. They also increased their utilization and they managed to make sure that the cost remained almost the same. Infosys Australia has done about $17.24 million, but with Infosys Australia part of the work that Australia does is also work done for the parent, so if you take the net impact they would have done something like $7 million. Infosys Consulting has earned its first revenue $320,000. Infosys China had a small revenue. So overall the subsidiaries are doing well. Progeon is earning a profit, Infosys Australia is earning a profit, Infosys Consulting is in a growth phase and is having a net deficit, Infosys China is having a net deficit, overall for all the subsidiaries taken together there is a net deficit this quarter.

Moderator: The next question would be from George Christ from [not audible]. Please state your question.

George: Hi! Thanks very much and congratulations on very nice results. I guess the one pursue couple of questions again. On the wage inflation ideas you talked about more mid level, see more wage inflation around the middle not much on the entry level, can you give us the sense if I can say where did wage inflation rate considering the number of people that we were talking about at the different levels, and I guess I am looking to see the assumption as to whether the 4 to 5% a year getting on incremental view you know new projects you work is covering that weighted wage inflation rate?

Mohandas Pai: Yes, I think this wage inflation issue should be explained properly because for you there it looks like a very large number but for us its an acceptable number. Wage inflation could be on the entire basket between 15 - 20%, but the basket is essential in India. Wages paid in India constitute about 13% of total revenues because you must remember we work onsite, we work offshore, and for the onsite part, that is the work done outside India, for the total revenue the wages are about 35%. So on 13% even if you have a 20% hike it is 2.6% of revenues. So our strategy is that this is manageable. We expect to go up the value chain by changing the mix to do more work in say packaged implementation and possibly consulting to make sure that we get a higher margin which will minimize a part of the wage inflation, and two, we will see some economies of scale in reducing the other cost of revenues apart from wages and SG&A so that this could be neutralized. This is our game plan going forward and we do think that we can work at it very strongly and it is a feasible plan, also 20% of the offshore wages are variable, so 20% of 13% today is variable is linked to revenues, is linked to margins, is linked to individual performance. So they too in the case of a downturn there is protection, and when you increase the wages by 15-20% for the basket, a large part of that increase is variable.

George: That’s very helpful, I guess the second question I wanted to ask you that is given the drive offshore, lot of client scaling the amount of work they are giving, while it still may be small as the percentage of overall spend, do you see client’s interest in their own captive unit increasing at all, is that kind of trend anywhere on the radar screen?

Kris Gopalakrishnan: Yes, captive units are increasing in size. Some of the captive units are actually being sold off also more on the BPO side, even some small ones on the IT side also have been sold off also, even in the last six months there were 3-4 instances where we have seen that the captive units were actually transferred to the service provider. So that’s part of the trend, as the offshore becomes mainstream, we believe that it will have characteristic very similar to the US market where some part of the work will be done in-house, equivalent is captive unit, and some part of the work will be done through outsourced partners through companies like Infosys.

George: Okay, great! Thank you very much.

Moderator: The next question is from Sandra [not audible] from Adam Partners. Please state your question.

Sandra: Thank you. You had mentioned something on consulting that you are operating at a net deficit, can you talk a little bit more about your initiatives there, how many people you have, what you are doing for clients, and also what’s the pricing differential is, and your consulting practicing in comparison to your average price?

Steve: It was actually a great quarter, so the real highlight of the quarter was building up the leadership team, these are our first financial quarter so, we were able to recruit, you know we had a strategy of recruiting top 10 talents from consulting firms and it looks like that has proved up this quarter and that we have used personnel networks and just otherwise finding candidates and we have really terrifically to shifting in place now, so that has translated into our first revenue which was targeted for this quarter and happened. Just to give you may be a couple of examples, one was, one client was in the financial services industry, he was a project director for the CEO that was helping to redefine the business model they were trying to expand internationally, so we went ahead and did the, so I compared the analysis, than we did the process design for the core processes of the company, and now that has translated into some fairly large scaled technology implementation that will be happening over the next few quarters, and we are also working with a transportation company that is basically the board has decided to invest about $120 in transforming the company, and they have hired us to lead what they are calling the transformation management office to help how to re - integrate the company into a great competitive advantage, and so that is it a couple of examples.

Sandra: So how many people on the consulting practice now.

Steve: So within our team if you take the smallest view that it would be just our core team, if you count the number of people who have started and accepted we are 34, but if you take the larger, what we were finding is that there is a larger community with in Infosys with which we can work who have very deep expertise in domain, domain consulting group, the consulting within the business units, and the enterprise solutions, and if you add up all those people it is about 1300 people. So I think if you look at the scale that we have to go against the incumbents that’s probably a more accurate view of it, from just a pure consulting skills.

Sandra: Okay, and the pricing differential on your consulting practice, if you have that in comparison to the average price at Infosys.

Steve: Actually we are comparing it more to the globe majors and although we think we deserve more, we probably we are just trying to price at the market for the major consulting firms,

Sandra: Okay.

Kris Gopalakrishnan: Just to add to this, see the way we deliver consulting is going to be different and the consulting will also leverage the global delivery model, so we were able to reduce the overall cost, even though per person billing rate will not be different as Steve mentioned, also the downstream work, you know if you take the total project will also be done at lower cost because again it will be leveraging the global delivery model. In fact if you look at our package implementation service, it is exactly the same kind of work many of the global system integrators do and we are able to do that at much lower total cost of ownership for our clients because we are doing about 50% of the work from offshore and this is one of the fastest growing services for Infosys.

Steve: Just to follow on that quickly, as things like financial analysis, competitive analysis, training development, some of the communications, and planning of what can be done, you know around the world, so that is proving to be very effective and our general model for like if your putting in a large customer service application without the customer service processes, our model would be about 40% of the work being done onsite and 60% being done around the world as opposed to most of our competitors where it is maybe 90:10. That is a big difference to the client.

Sandra: It is. The two examples that you made, the financial services client and the transportation client, was there an existing consulting firm that they were working with or were these clients of yours that you sold new consulting business to?

Steve: Yeah the financial services client, the incumbent was IBM, and so we have replaced them, and at the transportation company, this was a new initiative, so they had their experience with a lot of consulting firms but they chose us.

Sandra: Okay just a couple of other questions, how many contracts were renewed in the quarter overall for the company?

Mohandas Pai: What is the question?

Sandra: I am sorry, the question was how many contracts did you renew in the quarter, you talked about new clients. I am wondering how many clients renewed in the quarter?

Basab Pradhan: So you know, I would be able to tell you that we have you know above $5 million in revenue. We renewed three contracts; below that there may have been several which I don’t have the numbers for right now.

Sandra: Okay and the renewals were they also at the 4% to 5% premium, which you talked about on the new MSAs, or what was the pricing on these renewals?

Basab Pradhan: Yes.

Sandra: They were at increased rates?

Basab Pradhan: yeah, there were two of them that were in the range and one of the renewals was you know our existing rates were well above the average, so we could not justify an increase.

Sandra: Okay, just another question on pricing and that is, what is the differential that you see for the multimillion to 40 million plus clients in comparison to a client at $5, 6, 7 million. Is there a difference in what you are charging these customers and can you give a little detail on what that difference is?

Basab Pradhan: Well, you know it depends a lot on the kind of work and also it depends on where we started out, if we started out with high rates generally they tend to be a little sticky, but by and large as the size grows the client starts expecting a better deal for volumes discounts and so on.

Sandra: And what about the pricing on the custom application development side, pricing as well as what comparators are you seeing that are most effective in the market place today?

Basab Pradhan: Well, custom application development is something we are trying to move away from application maintenance and sell more bundled with business values, so combine it with consulting and sell it more as a business value project. So I think that piece of the business is really in play right now, we think we have a pretty good shot at defining how that will get done and how it will get sold and delivered and actually priced, you know if we can come up with value pricing mechanisms, we have a lot of play on the margins, so it gives a lot of room for a some innovative pricing mechanism there.

Sandra: I am curious why the transition on the customer application development business given that the industry researches are saying that in 2005 this should be an area of very rapid growth, what’s driving your decision there?

Basab Pradhan: Well, it is an area of rapid growth, sure., It is also an area of strength for us and that is the place where we do want to see added value to our clients as well as some more value to ourselves.

Sandra: And who are the strongest competitors in the area in your opinion?

Basab Pradhan: See it is both the incumbents, the big consulting firms, as well as some of our Indian competitors, I think they are coming from both sides.

Sandra: Okay thank you.

Kris Gopalakrishnan: operator, can we take one last question.

Moderator: Yeah, our last question will be from Julio [not audible] from Goldman Sachs, please state your question.

Julio: Good evening guys. One quick question for Mohan, just been working at the financials, I am not seeing a little bit of a just something I wanted to get some clarity on.In the statement of cash flows Mohan on the US GAAP, you report amortization of intangible assets of one million dollars, and then in the US GAAP income statement, the same line item amortization of intangible assents is zero, could you just walk us through with the discrepancies there, where is it bundled it some other expense items?

Mohandas Pai: It is because of rounding off the millions Julio, it is just that it is a rounding off for the millions that is there, so when you round it off this is what is happening. I mean it is no trend or anything like that, it’s just a rounding off.

Julio: It is not even rounding, there is nothing in ......

Mohandas Pai: No there is nothing in intangibles that you have now, it is just a rounding off.

Julio: Okay, so why is there a million dollars in the statement of cash books

Mohandas Pai: It is in our Australian subsidiary, remember we had acquired an Australian subsidiary, there was a intangible asset there which needed to be amortized over a particular period and that is what it is. In the parent company we don’t have any intangible assents in the balance sheet.

Julio: Okay got it. I think you guys have pretty much answers everything, so I am going to leave at that, and I will just follow up with Sandeep over here in the US. Thank you.

Mohandas Pai: Thank you Julio.

Male Participant: Mohan one question, break up of million dollar other income break up [not audible].

Mohandas Pai: If you look at non-operating income and you want a break up, this quarter the total non-operating income is $6.4 million, out of which the interest income is 4.8. There is something called others, which are some small items 0.2, and exchange differences are 1.4. In the same quarter last year it was $16 million, 9 million for interest income, foreign exchange gain/loss was about 7 million, and it was one million from mutual funds. This is for the six months ended September 30. Remember that this quarter we had $6.4 million, last quarter it was $0.2 million, and the net is about $6.2 million for the six months. So if you look at our financial statements, the figures are on six months to six months basis, and the last quarter being negligible, the whole thing shows up as $6 million in the financial statement.

Sandeep Shah: Thank you ladies and gentlemen.

Moderator: Thank you ladies and gentlemen, this concludes today’s teleconference. You may now disconnect.